EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

The following is a summary of all material characteristics of the capital stock of Toga Limited, a Nevada corporation (“Toga,” the “Company,” “we,” “us,” or “our”) as set forth in our Amended and Restated Articles of Incorporation, as amended (the “Articles of Incorporation”) and our Amended and Restated Bylaws, as further amended (the “Bylaws”), and as registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of January 27, 2021.

The summary does not purport to be complete and is qualified in its entirety by reference to our Articles of Incorporation and our Bylaws, each of which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part, and to the provisions of the Nevada Revised Statutes (the “NRS”). We encourage you to review complete copies of our Articles of Incorporation and our Bylaws, and the applicable provisions of the NRS for additional information.

General

Our authorized capital stock consists of 1,020,000,000 shares, divided into 1,000,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), and 20,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). Under our Articles of Incorporation, our board of directors (our “Board”) has the authority to issue such shares of Common Stock and Preferred Stock in one or more classes or series, with such voting powers, designations, preferences and relative, participating, optional or other special rights, if any, and such qualifications, limitations or restrictions thereof, if any, as shall be provided for in a resolution or resolutions adopted by our Board and filed as designations.

Common Stock

Of the 1,000,000,000 shares of Common Stock authorized in our Articles of Incorporation, our Board has designated 500,000,000 shares as Class A voting common stock, par value $0.0001 per share (the “Class A Common Stock”). As of January 28, 2021, 91,013,640 shares of our Class A Common Stock were outstanding. Our Board has designated the remaining 500,000,000 shares of Common Stock authorized in our Articles of Incorporation as Class B non-voting Common Stock, par value $0.0001 per share (the “Class B Common Stock”). As of January 27, 2021, no shares of our Class B Common Stock were outstanding.

Holders of our Class A Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors. Holders of our Class B Common Stock do not have the right to vote except as may be required by the NRS. Each holder of Common Stock is entitled to receive dividends when and as declared by our Board out of funds legally available therefore for distribution to stockholders and to share ratably in the assets legally available for distribution to stockholders in the event of the liquidation or dissolution, whether voluntary or involuntary, of Toga. We have not paid any dividends and do not anticipate paying any dividends on our Common Stock in the foreseeable future. It is our present policy to retain earnings, if any, for use in the development of our business. Holders of our Common Stock do not have cumulative voting rights in the election of directors and have no preemptive, subscription, or conversion rights. Our Common Stock is not subject to redemption by us.

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As of January 28, 2021, we have reserved 12,461 shares of our Class A Common Stock for issuance upon the exercise of outstanding stock options, and 10,000,000 shares of our Class A Common Stock for issuance under our Amended and Restated Long-Term Incentive Plan.

The transfer agent and registrar for our Common Stock is Action Stock Transfer Corp.

Preferred Stock

Of the 20,000,000 shares of Preferred Stock authorized, our Board has not designated any shares and all 20,000,000 shares remain available for designation by our Board. Accordingly, our Board is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock could have the effect of restricting dividends on the Common Stock, diluting the voting power of the Class A Common Stock, impairing the liquidation rights of the Common Stock, or delaying or preventing a change in control of us, all without further action by our stockholders.

Certain Provisions of our Articles of Incorporation, our Bylaws, and the NRS

Certain provisions in our Articles of Incorporation and Bylaws, as well as certain provisions of the NRS, may be deemed to have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price of the shares held by stockholders. These provisions contained in our Articles of Incorporation and Bylaws include the items described below.

•	Staggered Board. Our Bylaws provide that beginning at our next annual meeting, our Board is to be divided into three classes, as nearly equal in number as possible, with directors in each class serving three-year terms. Provisions of this type may serve to delay or prevent an acquisition of us or a change in our directors and officers.
•	Special Meetings of Stockholders. Our Bylaws provide that special meetings of our stockholders may be called only by the Chairman of the Board, Chief Executive Officer, President, or a majority of our Board, thereby eliminating the right of stockholders to call a special meeting.
•	Stockholder Advance Notice Procedures. Our Bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing and also specify requirements as to the form and content of a stockholder’s notice. These provisions may delay or preclude stockholders from bringing matters before a meeting of our stockholders or from making nominations for directors at a meeting of stockholders, which could delay or deter takeover attempts or changes in our management.
•	No Cumulative Voting. Our Articles of Incorporation do not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of stock could be able to ensure the election of one or more directors.
•	Exclusive Forum. Our Bylaws provide that unless we consent in writing to the selection of an alternative forum, the courts located in the county of Los Angeles, California, or the Eighth Judicial District Court of Clark County, Nevada, is, to the fullest extent permitted by applicable law, the sole and exclusive forum for any claims, including claims in the right of the Company, brought by a stockholder (i) that are based upon a violation of a duty by a current or former director or officer or stockholder in such capacity; (ii) arising pursuant to any provision of NRS Chapters 78 or 92A or any provision of the Articles of Incorporation or the Bylaws; (iii) interpreting, applying, enforcing, or determining the validity of the Articles of Incorporation or the Bylaws; or (iv) that are governed by the internal affairs doctrine.

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•	Undesignated Preferred Stock. Because our Board has the power to establish the preferences and rights of the shares of any additional series of Preferred Stock, it may afford holders of any Preferred Stock preferences, powers, and rights, including voting and dividend rights, senior to the rights of holders of our Common Stock, which could adversely affect the holders of our Common Stock and could discourage a takeover of us even if a change of control of Toga would be beneficial to the interests of our stockholders.
•	Action without a Meeting. Except as otherwise set forth in the Articles of Incorporation, no action shall be taken by the stockholders, except at an annual or special meeting of stockholders called and noticed in the manner required by the Bylaws, and no action may be taken by written consent in lieu of a meeting.
•	Amending the Bylaws. Our Bylaws provide that certain sections of the Bylaws (including provisions governing calling and providing notices for annual stockholder meetings, the staggered Board and how Board vacancies can be filled) all require the affirmative vote of the holders of at least sixty-six and two thirds percent (66 2/3%) of the outstanding voting power of the Corporation to be amended.

These and other provisions contained in our Articles of Incorporation and Bylaws are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board. However, these provisions could delay or discourage transactions involving an actual or potential change in control of us, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices. Such provisions could also limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests.

In addition, we are subject to Section 78.438 of the NRS. This provision prohibits a Nevada corporation from engaging in a “combination” with an “interested stockholder” of the corporation for two years after the person first became an interested stockholder, unless the combination is approved in a prescribed manner.

Under Section 78.438, a combination between a corporation and an interested stockholder is prohibited unless the combination meets all the requirements of the articles of incorporation and it satisfies one of the following conditions:

•	The combination or the transaction by which the person first became an interest stockholder is approved by the board of directors of the corporation before the person first became an interested stockholder; or
•	The combination is approved by the board of directors of the corporation and, at or after that time, the combination is approved at an annual or special meeting of the stockholders of the corporation, and not by written consent, by the affirmative vote of the holders of stock representing at least 60% of the outstanding voting power of the corporation not beneficially owned by the interested stockholder, its affiliates, or its associates.

A “combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a 5% voting interest in the interested stockholder. An “interested stockholder” is a person who, together with its affiliates and associates, owns, or did own within two years prior to the determination of interested stockholder status, 10% or more of the corporation’s voting stock.

The NRS permits a corporation to opt out of, or choose not to be governed by, its anti-takeover statute by expressly stating so in its articles of incorporation. The Articles of Incorporation do not contain a provision expressly opting out of the application of Section 78.438 of the NRS; therefore, we are subject to the anti-takeover statute.

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